UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 1, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Orbitz Worldwide, Inc.

File No. 333-142797 & 001-33599 - CF#29200

Orbitz Worldwide, Inc. submitted an application under Rule 406 of the Securities Act and Rule 24b-2 of the Securities Exchange Act requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed May 10, 2007, as amended, Forms 10-Q filed May 7, 2008, November 12, 2008, May 6, 2010 and a Form 10-K filed March 1, 2011.

Based on representations by Orbitz Worldwide, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	Form	Filed	Confidential Treatment Granted
10.17	S-1	05/10/07	through December 31, 2018
10.19	S-1	05/10/07	through December 31, 2018
10.2	10-Q	05/07/08	through December 31, 2018
10.1	10-Q	11/12/08	through December 31, 2018
10.3	10-Q	05/06/10	through December 31, 2018
10.4	10-Q	05/06/10	through December 31, 2018
10.14	10-K	03/01/11	through December 31, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Loan Lauren P. Nguyen
Special Counsel